12014152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kota Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 1220
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Fini 914-220-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Matthew Greene, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended December 31, 2011 and supplemental schedules pertaining to Kota Global Securities, Inc. as of December 31, 2011 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Matthew Greene 1/31/12

Signature Date

CEO

Title

Subscribed and Sworn to before me
on this 31st day of January, 2012.

Jacquelyn E. Ford

Notary Public

JACQUELYN E. FORD
Notary Public, State of New York
No. 01FO4851616
Qualified in Orange County
Commission Expires February 3, 2014

KOTA GLOBAL SECURITIES, INC.

(S.E.C. NO. 8-43500)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KOTA GLOBAL SECURITIES, INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kota Global Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Kota Global Securities, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kota Global Securities, Inc. at December 31, 2011 in conformity with generally accepted accounting principles of the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has suffered losses from operations and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2012

KOTA GLOBAL SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets:		
Cash and cash equivalents	$	37,547
Receivable from clearing broker		312,905
Prepaid expenses		7,423
Advances to employees		176,200
Receivables - other		930
Total current assets		535,005
Property and Equipment:		
Office equipment		8,333
Less: accumulated depreciation		3,959
		4,374
Total assets	$	539,379

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

Current Liabilities:		
Accrued expenses and other liabilities	$	116,141
Other Liabilities:		
Liability subordinated to claims of general creditors		700,000
Total liabilities		816,141
Commitments and Contingencies		
Stockholder's Equity (Deficiency)		(276,762)
Total liabilities and stockholder's equity (deficiency)	$	539,379

See notes to the statement of financial condition.

KOTA GLOBAL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Note A – Organization and Significant Accounting Policies

Nature of Business

Kota Global Securities, Inc., (the "Company"), is a securities broker-dealer which principally serves institutional investors.

The Company will generate revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services could vary based on the performance of financial markets around the world.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Penson Financial Services, Inc. on a fully disclosed basis.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging generally from three to ten years.

Advances to Employees

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2011 the Company has outstanding advances in the amount of $176,200.

Subsequent Events

Subsequent events were evaluated through February 25, 2012 which is the date the financial statements were available to be issued.

Note B – Commitment and Contingencies

The Company is obligated under a non-cancelable operating lease for office space, expiring in July 2015.

Note B – Commitment and Contingencies (continued)

Minimum annual payments for rent under the terms of this lease are as follows:

December 31,	
2012	$ 209,228
2013	214,458
2014	219,820
2015	130,079
Total	$ 773,585

The Company rented space in Connecticut on a month-to-month basis.

The Company used Capital Investment Services, Inc. to process its customers' securities transactions and to provide custodial and other services. The Company switched to Penson Financial Services in March 2011. The Company pays a fee on a per transaction basis for securities transactions and interest on balances due to Penson.

The non-interest bearing balances with the commercial bank are provided full deposit insurance coverage regardless of the amount in the account by the Federal Deposit Insurance Corporation (FDIC) for a two-year period beginning December 31, 2010.

Note C – Subordinated Liability

The Company has borrowed $700,000 from an affiliate of a stockholder under a cash subordinated agreement maturing in 2014. The borrowing bears interest at 10%, payable annually.

The subordinated liability is covered by an agreement approved by the Financial Industry Regulatory Authority("FINRA") and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $234,311, which was $134,311 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.50 to 1.

Note E – Fair Value of Financial Instruments

The carrying value of cash, receivables and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note F - Uncertain Tax Positions

As of December 31, 2011, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2011, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2011, accrued interest and penalties associated with uncertain tax positions are zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdictions of Connecticut and Maryland. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns for the fiscal year 2009 will be closed by statute on December 15, 2013.

Note G – Going Concern

At December 31, 2011, the Company has a shareholders' deficiency of $276,762, which includes a net loss of $1,496,079, for the year ended December 31, 2011. These factors have created an uncertainty about the Company's ability to continue as a going concern.

Management has been in negotiations with a related party as a means to infuse cash into the Company that could allow for the continued growth of sales. In addition to final acceptance of the agreement by both parties and investors, certain government agencies will review the agreement as well.

Management expects its plan will be ultimately successful and the agreement with the related party will be consummated. The ability of the Company to continue as a going concern may be dependent upon the ultimate acceptance of this plan by all parties involved. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a result of this uncertainty.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA
Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Kota Global Securities, Inc.
317 Madison Avenue, Suite 1220
New York, NY

Dear Sirs:

In planning and performing our audit of the financial statements of Kota Global Securities, Inc. (the "Company"), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Kota Global Securities, Inc. as of December 31, 2011, and this report does not affect our report thereon dated February 25, 2012.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2012